UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Sara Creek Gold Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

80310R 206
(CUSIP Number)

Windward #3 Building, 2nd Floor, 1531A Esterly Tibbetts Highway Grand Cayman KY1-1303, Cayman Islands
(345) 943-4766
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

22 October 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80310R 206	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Ryan Bateman I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,050,777
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,050,777
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,050,777
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.51%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 80310R 206	SCHEDULE 13G

Item 1.	Security and Issuer.

This statement on Schedule 13G (the “Statement”) is related to shares of common stock, par value $0.001 per share (the “Common Stock”), of Sara Creek Gold Corp., a Nevada Corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 326 Pacific Coast Highway, Suite 102, Redondo Beach, California 90277.

Item 2.	Identity and Background

This Statement is filed on behalf of Ryan Bateman. The business address is Windward #3 Building, 2nd Floor, 1531A Esterly Tibbetts Highway, Grand Cayman KY1-1303, Cayman Islands.
Ryan Bateman is a citizen of Canada Title of class of securities is Common Stock CUSIP No.80310 R 206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	Not Applicable
	(b)	Not Applicable
	(c)	Not Applicable
	(d)	Not Applicable
	(e)	Not Applicable
	(f)	Not Applicable
	(g)	Not Applicable
	(h)	Not Applicable
	(i)	Not Applicable
☒	(j)	A non-U.S. Institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned: 5,050,777
(b)	Percent of class: 15.51%
(c)	Number of shares as to which the person has: 5,050,777
(i)	Sole power to vote or to direct the vote: 5,050,777
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of 5,050,777
(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of 5 Percent or Less of a Class.
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 80310R 206	SCHEDULE 13G

Item 10.	Certifications

(a) The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2014	/s/ Ryan Bateman
Ryan Bateman, an individual